

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

John G. Stumpf
Chairman, President and Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

> **Re: Wells Fargo & Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-02979**

Dear Mr. Stumpf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Regulation and Supervision, page 3

1. You may not qualify this section by reference to the full text of the statutes, regulations and policies that are described. Please confirm that you will not qualify this section in future filings.

Item 1A. Risk Factors, page 13

2. Many of your risk factor discussions are too vague to be meaningful to investors. For example:

     a. "Our financial results and condition may be adversely affected by difficult and business economic conditions…;"

     b. "Financial and credit markets may experience a disruption…;"

     c. "Higher charge-offs and worsening credit conditions could require us to increase our allowance…;" and

     d. "Our ability to grow revenue and earnings will suffer if we are unable to sell more products to customers."

Those are only examples. Please provide draft disclosure to be included in future filings expanding your risk factors discussion to identify any specific situations that make you particularly vulnerable to the identified risks, including regulatory changes. Additionally, provide a more specific discussion of the potential consequences

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 16

3.   We refer to your disclosure under "Financial Review – Risk Management" on page 61 of your 2010 Annual Report to Shareholders that you have incorporated by reference to your Form 10-K and note your reference to the positive performance of the "Pick-a-Pay" portfolio, which you attribute primarily to "significant modification efforts." Please provide proposed disclosure to be included in future filings clarifying the extent to which these modification efforts resulted from settlement agreements with state regulators.

Financial Review, page 34

Table 7: Noninterest Income, page 45

4.   We note the significant fluctuations in the account "net gains from trading activities," during the three years ended December 31, 2010. Please tell us and expand your disclosures in future filings to provide a discussion of the following:

     a. Describe the key drivers of the activity in this line item.

     b. Discuss the underlying causes of the variations in this account from year to year. For example, revenues declined 38 percent in 2010 from 2009, but increased 872% in 2009 as compared to 2008 and no discussion appears to be provided analyzing the results.

     c. Discuss how revenues are earned from trading activities. For example, disclose whether the results are mainly fee based, or primarily driven by changes in fair value of the trading positions held.

Risk Management- Credit Risk Management, page 54

Table 25: Home Equity Portfolios, page 63

5. We note your discussion of your home equity portfolio and the table showing geographic concentrations. Please respond to the following and expand your disclosures in future filings to address the following:

   a. Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

   b. Tell us and disclose the percentage of the home equity loan portfolio where you also hold the first lien.

   c. Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

   d. Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

   e. Describe the terms of the home equity loans in more detail. For example, tell us how long the draw periods are for the loans and provide data on when the loans convert to amortizing.

   f. Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Liability for Mortgage Loan Repurchase, page 72

6. We note your disclosure that there may be a range of reasonably possible losses in excess of the estimated mortgage repurchase liability that cannot be estimated with confidence. We do not believe that the criteria "with confidence" is consistent with the guidance in ASC 450. Please either provide an estimated range of reasonably possible loss, or provide disclosure that you are unable to estimate the loss or range of possible loss without the qualifier "with confidence." We also note your disclosure that the level of repurchase demands is down from a year ago. We believe that as time goes on and you have gained more experience in resolving the claims, you should be able to provide an estimate of reasonably possible losses in excess of the estimated liability.

7. We note footnote two to your table of unresolved repurchase demands and mortgage insurance recessions indicates that to the extent mortgage insurance is rescinded by the

mortgage insurer, the lack of insurance may result in a repurchase demand from the investor. Please respond to the following:

a. Clarify where investor repurchase demands due to lack of insurance show up in the table;

b. Tell us the counterparties for which you typically would provide the representations about mortgage insurance (private versus GSEs) and whether this is one of the breaches of the representations and warranties provided that results in a large number of repurchase demands;

c. Tell us whether you have statistics on the percentage of mortgage insurance rescissions that actually result in repurchase demands;

d. Tell us whether the holder of the mortgage is also aware of the mortgage insurance rescission, as well as whether you have an obligation to report the mortgage insurance rescission to the purchaser of the mortgage;

e. Tell us when and how you establish reserves for mortgage insurance rescissions, particularly where there is not a repurchase demand; and

f. Tell us your success rates in getting the mortgage insurer to reinstate coverage due to lack of a contractual breach.

8. We note your disclosure that you negotiated global settlements on pools of mortgage loans of $675 million, which effectively eliminates the risk of repurchase on those loans from your outstanding servicing portfolio. Please tell us the types of counterparties that you entered into global settlements with. Additionally, tell us whether the global settlements effectively settled all future mortgage repurchase requests for the mortgage pools in question with that counterparty, or just the existing claims that had been made on mortgages identified with defects.

Risk Management – Asset/Liability Management

Market Risk – Trading Activities, page 78

9. We note your disclosure on page 78 that you take positions based on market expectations or to benefit from price differences between financial instruments and markets, as well as your disclosure on page 172 that you use derivatives, in part, to generate profits from proprietary trading. We also note the line items "net gains from trading activities" on your consolidated statement of income and your disclosure in the table on page 176 that indicates that you classify certain changes in the fair value of trading and other freestanding derivatives in various line items not clearly specified, but including "mortgage banking" noninterest income and "other" noninterest income. It is not clear,

however, how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities. In addition, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Allowance for Credit Losses, page 71

10.   Please tell us how you comply with the disclosure requirements in Item IV.B of Industry Guide 3 and/or revise future filings to disclose this information. In this regard, we note that Industry Guide 3 requires a breakdown of the ending allowance for loan losses for the past five years by category and that the loan categories included in Guide 3 appear to be similar to your classes of financing receivables.

Note 1: Summary of Significant Accounting Policies – Impaired Loans, page 116

11.   Please revise future filings to discuss the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

Note 1: Summary of Significant Accounting Policies – Purchase Credit-Impaired.., page 116

12.   You disclose here that modified PCI loans that are accounted for individually are considered TDRs and removed from PCI accounting if there has been a concession granted in excess of the original nonaccretable difference. Please tell us and revise future filings to disclose whether you classify these loans as impaired loans. If you do not, please explain to us why you do not and clarify your disclosure on page 116 that states that loans classified as TDRs are considered impaired loans. We note the guidance in ASC 310-30-35-10(a).

Foreclosed Assets, page 117

13.   We note your disclosure that foreclosed assets are recorded at net realizable value with a charge to the allowance for credit losses at foreclosure, and that you allow up to 90 days after foreclosure to finalize determination of net realizable value. Thereafter, changes in net realizable value are recorded to non-interest expense. Please tell us whether you record significant charges due to write-downs to net realizable value at the time of foreclosure given that ASC 310-10-35-32 requires loans where foreclosure is probable to

be measured at fair value, and ASC 310-10-35-23 requires costs of sale to be considered if repayment is expected solely on the sale of the collateral.

Note 5: Securities Available for Sale, page 123

14.   You disclose that the corporate debt securities classification includes securities backed by commercial loans. You also disclose that the collateralized debt obligation classification includes securities primarily backed by commercial and other collateral. Please revise future filings to clarify the difference between securities backed by commercial loans and securities backed by commercial collateral.

Note 6: Loans and Allowance for Credit Losses, page 131

15.   We note from your disclosure on page 131 that you identified two portfolio segments, commercial and consumer, and a total of nine classes. In addition, we note that a segment is defined in ASU 2010-20 as the level at which you develop and document a systematic methodology to determine your allowance for credit losses. Given the unique characteristics of your home equity portfolio (classified as part of your real estate 1-4 family junior lien mortgage class), please tell us how you determined that your home equity portfolio did not meet the definition of a portfolio segment.

Note 8: Securitization and Variable Interest Entities, page 146

16.   We note your disclosure in note two to your table of unconsolidated variable interest entities (VIE's) with which you have significant continuing involvement, but are not the primary beneficiary on pages 148-149. We note that your loan to the VIE represents over 97% of the VIE's assets. Please tell us the facts and circumstances related to these transactions including the primary benefits related to how the transactions/trusts are structured and provide us a detailed accounting analysis which explains why you do not consolidate the VIE. Please discuss any changes in your accounting for these transactions during 2009 and 2010. Also, please tell us why you include the loan amount in the "Debt and equity interest" column in the table.

17.   We note that you have debt and equity interests representing greater than 50% of the total assets in the asset-based finance structures. Please provide additional information about your involvement with these entities and provide us with a detailed accounting analysis which explains why you do not consolidate these VIEs, specifically addressing the significant debt and equity interests held in the entities and whether other rights are obtained given the size of your investments. Additionally, as part of your response, please explain what the additional $2.2 billion of other exposure represents as of December 31, 2010 and tell us why there is no carrying value asset (liability) for it, as exists at December 31, 2009.

18.   We note your disclosure on page 153 related to the table illustrating the principal balances of off-balance sheet securitized loans, including residential mortgages sold to FNMA, FHLMC, and GNMA where servicing is your only form of continuing involvement. Please tell us in more detail why you exclude loans sold to FNMA, FHLMC and GNMA in both the delinquent loans and net charge-off columns. In this regard, we note your disclosure that you would only experience a loss if you were required to repurchase a delinquent loan due to a breach in original representations and warranties from these entities, but it is unclear how your exposure would be different for the other loans in unconsolidated trusts for which your only continuing involvement is servicing.

19.   We note that you consolidate certain nonconforming residential mortgage loan securitizations, as described further on page 155, but also have significant amounts of nonconforming residential mortgage loan securitizations that are not consolidated. Based on the disclosures provided on page 155, the nature of the variable interests held in the consolidated VIEs includes beneficial interests issued by the VIE, mortgage servicing rights and recourse or repurchase reserve liabilities. Based on the disclosures provided in the table on page 148 for the non-consolidated VIEs, you appear to have some of the same variable interests in those entities. Therefore, please tell us and revise future filings to describe in more detail the key differences in the nature/amount of the variable interests held, or the powers you have and how they are obtained, that resulted in the consolidation of only certain of your nonconforming residential mortgage securitizations.

Note 9: Mortgage Banking Activities, page 156

20.   Please tell us more specifically how the recent credit environment, which includes increased delinquencies, foreclosures and workouts, impacted your MSR valuation model. Specifically identify which assumptions were impacted and quantify the magnitude of the impact on the assumptions over the past 2 years.

21.   Please tell us how the "other changes in fair value" line item is calculated. You disclose in a note to the table that this line item represents changes due to collection/realization of expected cash flows over time. Please tell us whether there are significant assumptions/estimates that go into the calculation of this component of the change in fair value of your mortgage servicing rights. Additionally, please tell us how this line item interacts with the contractually specified servicing fees indicated on page 158.

22.   We note that you have recognized significant decreases in the fair value of your mortgage servicing rights carried at fair value over the past several years, and that you have only recorded a $3 million valuation allowance for your mortgage servicing rights (MSRs) carried at amortized cost. We note that you apply the amortization method to all of your commercial MSRs and to only certain residential MSRs. Please tell us why you believe more impairments have not been necessary on your amortized MSRs. In this regard, it appears that the fair value of your amortized MSRs actually increased slightly in fair

value during 2010, even after considering purchases and new MSRs resulting from securitizations or asset transfers.

23.   We note footnote two to the amortized cost table on page 156 that the 2009 and 2008 balances consist entirely of commercial amortized MSRs. Please tell us why you have elected to account for the $400 million of new residential MSRs under the amortized cost method, when historically it appears you elected to account for most residential MSRs at fair value.

24.   Please tell us why you net certain unreimbursed direct servicing obligations primarily associated with workout activities with servicing fees in your mortgage banking noninterest income table on page 157 and revise future filings to quantify these amounts as a separate line item or in a note to the table.

Note 14: Guarantees and Legal Actions, page 166

Loans and MHFS Sold with Recourse, page 167

25.   We note your discussion of loans and mortgages held for sale (MHFS) with recourse. Please respond to the following:

   a.   Tell us the types of situations where you sell or securitize loans and provide recourse to the purchaser;

   b.   Tell us whether recourse is provided in sales or securitizations where you also provide representation and warranty guarantees; and

   c.   Tell us the typical time period that the recourse provisions last and discuss the types of credit-related events which are covered by your recourse provision.

Definitive Proxy Statement on Schedule 14A

Business Line Performance, page 63

26.   Please provide proposed disclosure to be included in future filings disclosing the business line financial performance goals applicable to Messrs. Hoyt and Oman and Ms. Tolstedt. While we note your disclosure on page 69 regarding the actual annual incentive compensation awarded to these individuals, it is unclear from your existing disclosure the extent to which such awards were based upon achievement of the goals that you mention in this section, or whether the HRC exercised its discretion to pay the awards, as mentioned on page 65.

2010 Annual Base Salary, page 66

27.   Please tell us how reducing base salaries established a more balanced relationship
        between fixed and variable annual compensation by reducing the focus on short-term
        performance and why the HRC increased Ms. Tolstedt's base salary in light of the overall
        decision to reduce base salaries from 2009 levels. Revise future filings, as appropriate.

2010 Annual Incentive Compensation, page 67

28.   Please provide proposed disclosure to be included in future filings clarifying the EPS and
        RORCE levels used in determining the threshold, target and maximum (if any) amounts.

2010 Long-Term Incentive Compensation, page 70

29.   Please provide proposed disclosure to be included in future filings clarifying how the
        HRC uses compensation data from the Labor Market Peer Group in determining the
        amount of Performance Share awards granted to each named executive officer. For
        example, we note your disclosure on page 71 that the HRC benchmarks compensation
        between the estimated median and the 75th percentile of the Labor Market Peer Group.
        However, it is unclear where actual Performance Share awards fall within the range, or
        whether any of your named executive officers received Performance Share awards
        outside of this range and the reasons for any such deviations.

Summary Compensation Table, page 74

30.   We note your statement in footnote four that, in accordance with SEC guidance, you have
        not included the RSRs granted to Ms. Tolstedt in 2010 in the table. Please tell us to what
        SEC guidance you are referring. Also, see Release No. 33-9089 (December 16, 2009) for
        guidance.

Form 10-Q filed May 6, 2011

Capital, page 3

31.   We note your disclosure on page three that Tier 1 common equity reached an estimated
        7.2 percent under current Basel III capital proposals. This metric appears to be a non-
        GAAP measure as defined by Regulation G, as this metric is not required by GAAP,
        Commission Rules, or banking regulatory requirements. In future filings, please clearly
        label this measure as non-GAAP, explain how it was derived/calculated and provide a
        reconciliation to the most directly comparable GAAP measure.

Market and Industry Developments, page 3

32.   We refer to your disclosure regarding the consent orders that you have entered into with the Office of the Comptroller of the Currency and the Federal Reserve. Please file a copy of the consent orders as exhibits or, alternatively, provide a detailed analysis supporting your conclusion that you are not required to do so. Please also provide us with draft disclosure to be included in future filings describing any material impact to your future operations as a result of compliance with the consent orders.

Note 8: Mortgage Banking Activities, page 93

33.   We note your disclosure that MSRs increased $499 million during the first quarter of 2011 principally due to changes in discount rates and prepayment assumptions, as well as costs to service. Please tell us and quantify the specific assumptions that changed since December 31, 2010, and provide an explanation why the fair value of the MSRs carried at fair value increased in fair value since December 31, 2010, while the MSRs carried at amortized cost experienced a slight increase in the valuation allowance. Additionally, we note your disclosure in footnote one to the table and believe that when there are multiple factors, with potentially offsetting changes in the valuation, the amounts due to the various factors should be separately discussed and quantified.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman, Special Counsel, at (202) 551-3366 with any other questions.

Sincerely,

Stephanie Hunsaker
Senior Assistant Chief Accountant